Exhibit (a)(5)(D)
IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

SCOTT PHILLIPS, individually and on	)
behalf of all others similarly situated,	)	CIVIL DIVISION
)
Plaintiffs,	)	Case No.GD 10-3982
)
vs.	)	Code:
)
PORTEC RAIL PRODUCTS, INC.,	)	TYPE OF PLEADING
MARSHALL T. REYNOLDS, JOHN	)
S. COOPER, KIRBY J. TAYLOR,	)	CLASS ACTION COMPLAINT
DOUGLAS V. REYNOLDS, A.	)
MICHAEL PERRY, NEAL W.	)	JURY TRIAL DEMANDED
SCAGGS, PHILIP SHELL, DANIEL	)
P. HARRINGTON, PHILIP E. CLINE,	)	Counsel of Record for this Party:
THOMAS W. WRIGHT, LOUIS J.	)
AKERS, L.B. FOSTER CO., and	)	Alfred G. Yates Jr., Esquire
FOSTER THOMAS CO.,	)	Pa. ID No. 17419
	)	Gerald L. Rutledge, Esquire
Defendants	)	Pa. ID No. 62027
LAW OFFICE OF ALFRED G. YATES JR.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033
yateslaw@aol. com

[additional counsel appear on signature page]
(STAMP)

IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

SCOTT PHILLIPS, individually and on behalf
of all others similarly situated,

                            Plaintiffs,

                            vs.

PORTEC RAIL PRODUCTS, INC.,
MARSHALL T. REYNOLDS, JOHN S.
COOPER, KIRBY J. TAYLOR, DOUGLAS
V. REYNOLDS, A. MICHAEL PERRY,
NEAL W. SCAGGS, PHILIP SHELL,
DANIEL P. HARRINGTON, PHILIP E.
CLINE, THOMAS W. WRIGHT, LOUIS J.
AKERS, L.B. FOSTER CO., and FOSTER
THOMAS CO.,

                              Defendants
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL DIVISION Case No. GD 10-3982 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED
NOTICE TO DEFEND
     You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.
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Lawyer Referral Service
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11th Floor Koppers Building
436 Seventh Avenue
Pittsburgh, PA 15219
Telephone: (412) 261-5555
(STAMP)

(STAMP)
IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

SCOTT PHILLIPS, individually and on behalf of all others similarly situated,

                             Plaintiffs,

          vs.

PORTEC RAIL PRODUCTS, INC.,
MARSHALL T. REYNOLDS, JOHN S.
COOPER, KIRBY J. TAYLOR, DOUGLAS
V. REYNOLDS, A. MICHAEL PERRY,
NEAL W. SCAGGS, PHILIP SHELL,
DANIEL P. HARRINGTON, PHILIP E.
CLINE, THOMAS W. WRIGHT, LOUIS J.
AKERS, L.B. FOSTER CO., and FOSTER
THOMAS CO.,

                             Defendants
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL DIVISION Case No. GD 10-3982 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED
     Plaintiff, Scott Phillips, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
INTRODUCTION
     1. Plaintiff brings this action on behalf of the public stockholders of Portec Rail Products, Inc. (“Portec” or the “Company”) against Defendants, Portec and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Defendants L.B. Foster Co. and its wholly owned acquisition subsidiary Foster Thomas Co. (collectively “L.B. Foster”). Under the terms of the merger agreement, L.B. Foster will commence a tender offer in which the Company’s stockholders will receive $11.71 in cash for each share of common stock owned, implying a total value of approximately

$112 million (the “Proposed Transaction”). This tender offer will remain open for only twenty (20) business days after its commencement, and may be followed by a short-form cash out merger without a shareholder vote.
JURISDICTION AND VENUE
     2. This court has jurisdiction over this action as Defendant Portec headquartered in this state.
     3. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District. In addition, Portec maintains its headquarters in this District.
PARTIES
     4. Plaintiff, Scott Phillips, is and has been at all relevant times, the owner of shares of common stock of Portec.
     5. Defendant Portec is an international company that manufactures, supplies and distributes a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joins, railway wayside data collection and data management systems and freight car securement systems. Portec is incorporated in West Virginia but is headquartered at 900 Old Freeport Road, Pittsburgh, Pennsylvania. 15238.
     6. Defendant Marshall T. Reynolds (“Reynolds”) has served as the Chairman of the Board since 1997.
     7. Defendant John S. Cooper (“Cooper”) has served as a director since December 1997.

     8. Defendant Kirby J. Taylor (“Taylor”) has served as a director since December 1997.
     9. Defendant Douglas V. Reynolds (“Reynolds”) has served as a director since January 1998.
     10. Defendant A. Michael Perry (“Perry”) has served as a director since April 2004.
     11. Defendant Neal W. Scaggs (“Scaggs”) has served as a director since January 1998.
     12. Defendant Philip (Todd) Shell (“Shell”) has served as a director since September 2005.
     13. Defendant Daniel P. Harrington (“Harrington”) has served as a director since January 1998.
     14. Defendant Philip E. Cline (“Cline”) has served as a director since January 1998.
     15. Defendant Thomas W. Wright (“Wright”) has served as a director since April 2004.
     16. Defendant Louis J. Akers (“Akers”) has served as a director since June 2008.
     17. Defendants referenced in 6 through 16 are collectively referred to as “Individual Defendants” and/or the “Portec Board.” The Individual Defendants as officers and/or directors of Portec, have a fiduciary relationship with Plaintiff and other public shareholders of Portec and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

     18. Defendant L.B. Foster is a manufacturer, fabricator and distributor of products and services for the rail, construction, energy, utility and recreation markets. The company is incorporated in the Commonwealth of Pennsylvania and headquartered at 415 Holiday Drive, Pittsburgh, Pennsylvania 15220.
     19. Defendant Foster Thomas Company is a wholly owned subsidiary of L.B. Foster, incorporated in West Virginia.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     20. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Portec and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     21. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
a.	adversely affects the value provided to the corporation’s shareholders;

b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     22. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Portec, are obligated to refrain from:
a.	participating in any transaction where the directors or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     23. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Portec, or are aiding and abetting others in violating those duties.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     24. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided, abetted and/or assisted each other in breach of their respective duties as herein alleged.
     25. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit L.B. Foster to attempt to eliminate the public shareholders’ equity interest in Portec pursuant to a defective sales process, and (ii) permit L.B. Foster to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     26. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     27. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Portec common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     28. This action is properly maintainable as a class action for the following reasons:

a.	the Class is so numerous that joinder of all members is impracticable. As of October 31, 2009, Portec had approximately 9.6 million shares outstanding.

b.	questions of law and fact are common to the Class, including, inter alia, the following:
i.	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

ii.	Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that is in violation of their fiduciary duties;

iii.	Have Portec and L.B. Foster aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

iv.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
c.	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

d.	Plaintiff’s claims are typical of those of the other members of the Class.

e.	Plaintiff has no interests that are adverse to the Class.

f.	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

g.	Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests
SUBSTANTIVE ALLEGATIONS
     29. On February 17, 2010, Portec and L.B. Foster announced that they had entered into an agreement whereby L.B. Foster would acquire all of Portec’s outstanding shares of common stock for $11.71, in a deal valued at approximately $112 million. The Proposed Transaction, expected to close before the end of the second quarter 2010, is subject to satisfaction of certain conditions, including antitrust clearance and least 65% of Portec’s outstanding shares being tendered.
     30. The consideration being offered to Portec shareholders in the Proposed Transaction is unfair and does not provide adequate consideration based on the Company’s current and future prospects. On October 29, 2009, the Company announced its 2009 Third Quarter and Nine Month Operating Results. The Company had net income of $2,023,000 million for the three months ended September 30, 2009 and over $5,362,000 for the nine months ended September 30, 2009. Additionally, the Company announced net sales for the three and nine months ended September 30, 2009 or $24.3 million and $73 million respectively. The Company also showed a strong balance sheet, with current assets exceeding total liabilities, and strong cash flow from operations.
     31. Discussing the Company’s positive financial results, C.E.O. and President Richard J. Jarosinski, stated:

“We are pleased with our financial performance in what continues to be a very challenging economic climate for our industry. We believe that the overall diversification in our markets and product groups continue to help soften the impact on our business from the global economic downturn. Lower traffic volumes continue to be reported by the North American Class 1 heavy-haul railroads. These customers continue to represent a large portion of our sales, and they continue to invest in our products and services. We have also achieved sales levels from new markets for some of our products due to our efforts to continue global expansion of our products and services.”
Mr. Jarosinski continued, “Our friction management product group, which has the most significant worldwide product exposure and offers multiple operational savings for both heavy-haul freight and passenger service, continues to grow despite the economic downturn. Sales of North American Class 1 gage face and top of rail friction control solutions were the catalyst for this growth while the remainder of our diversified friction management markets and solutions continue to expand into new markets. Our efforts have resulted in a second North American Class 1 customer making a major expansion in the use of our top of rail friction control solutions. Our wayside data management systems, provided by Salient Systems, have also had growth for the quarter and year to date periods. We began the year with a healthy backlog for our wayside data management systems and received a substantial number of new orders early this year, which helped to pave the way for the financial results posted thus far for Salient Systems.
Similar to our friction management product group, the North American Class 1 heavy-haul railroads invested in our wayside data management systems in preparation for higher traffic volumes when economic conditions improve. Additionally, product sales from areas outside the North American market have contributed to Salient Systems’ results. Our track component product group continues to be challenged by lower traffic volume and fewer railcar loadings in North America. We are pleased that some of our past efforts within this product group have positioned us for better financial performance, which has yielded a lower cost structure on some products. Our load securement product group has had a challenging year, as the market for new railcars being built has declined considerably in 2009. We are encouraged by the products within this product group, which was strengthened by the Vulcan Chain product line acquisition and now offers a platform for future growth. Our non-core material handling business in the United Kingdom has had a difficult year with very challenging economic conditions. We are optimistic, however, that our product line and engineering talent in this product group will allow us to capitalize on new order opportunities.”

Mr. Jarosinski concluded, “Despite the economic challenges we continue to face, we still believe that there are opportunities for our products and services in our established markets and in new markets. We have some product groups such as friction management and wayside data management systems that have demonstrated their ability to assist our customers in reducing operating expenses by extending asset life and reducing fuel costs. Our global customer base recognizes this and we believe that they will continue to invest in this technology. We will continue to focus on global expansion of our products and services by organic growth and strategic and accretive acquisitions. We are pleased with our balance sheet, favorable debt to equity ratio and operating cash flow. We believe that we are well-positioned to achieve higher levels of operating performance when favorable economic conditions return to our industry.”
     32. Despite the general performance of rail stocks in general during 2009, Portec’s results demonstrated the Company’s strength and value going forward.
     33. The inadequacy of the offer price is also demonstrated by the fact that Portec stock was trading at $11.24 as recently as February 1, 2010, and at least one analyst set a target price for Portec stock at $12 per share.
     34. During 2009 Portec expanded substantially and successfully into the Chinese rail market. The Friction Management product group increased its market presence through a significant increase in Chinese market sales in 2009 from the prior year for the train-mounted Kelsan LCF(TM) Solid-Stick lubrication products and HPF(TM) Solid -Stick tread friction modifier while new orders were also received for friction management wayside application systems that included both gage face lubrication and the KELTRACK(R) top of rail friction control product.
     35. Another 2009 milestone achievement for Portec is Salient Systems’ entrance into the Chinese market by receiving orders from Shenhua Energy Company Limited for new WILD systems that include optional Weigh-in-Motion (WIM) and

Hunting Truck Detection (HTD) capabilities as well as orders for the Rail Stress Monitor (RSM) product. These systems are to be installed on a coal carrying heavy-haul rail line
     36. Portec’s expansion in the Chinese market has continued this year. On January 11, 2010, the Company announced that it had increased its expansion into China, having received new customer orders for its Fault Detection and Friction Management Product Groups. The Company already had a steadily growing presence in Chine for its Friction Management products and now has penetrated the Chinese market with its Fault Detection product group.
     37. Mr. Jarosinski recognized the potential for Portec’s increased presence in the Chinese rail market this January 11, 2010 press release, stating:
“These orders for a variety of our products reflect the success of our efforts to enter the expanding Chinese rail infrastructure system. Our dedicated employees, along with our sales agents in China, have worked diligently to understand this unique customer base of our Chinese business partners. We have focused our efforts on participating in key industry forums and in-country tradeshows and in the publication of research papers and promotion of customer visits to North America. All of these activities have resulted in significant progress towards making Portec Rail Products, Inc. a meaningful brand name in the Chinese rail system marketplace, which we hope will continue to grow in stature as our products and services become more widely used.” Mr. Jarosinski continued, “The Chinese rail service market offers significant growth potential in both heavy-haul freight and passenger service. It has been recently announced that the Chinese will be spending a new record of $120.6 billion in rail expansion efforts this year. It also has been reported that the period from 2010 to 2012 will be a key period for the rail modernization effort in China according to the Ministry of Railways. Rail transportation investment includes major capacity expansions for some of the country’s existing coal railways as well as the planned construction of several new coal railways by companies such as Shenhua Energy Company Limited. In addition, major expansion is also set for high speed passenger rail service lines. Our growth in China’s rail industry should position us well as China continues to expand and modernize its railways. We are focused and dedicated to increasing the use of both our friction management and wayside data collection systems in China and other key international markets.”

(emphasis added).
     38. Thus, it is essential to note that the Portec has continued to perform well and has continued to grow in spite of the global recession and its impact on the rail market. Clearly, Portec’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. As such, the Proposed Transaction is inadequate to Portec’s shareholders and represents a significant discount to the Company’s actual and intrinsic value.
     39. Moreover, the Company agreed to enter into the Proposed Transaction without conducting a formal market check to seek other potential acquirers. The Company provided shareholders with no information indicating that it was considering a potential strategic transaction such as this and gives no indication that it sought other bidders.
     40. The Proposed Transaction is wrought with onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     41. By way of example, §5.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from seeking out any other strategic alternatives. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be L.B. Foster.
     42. Pursuant to §5.3(c) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify L.B. Foster of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, under

§5.3(d), Portec must notify L.B. Foster of the offer within 24 hours and give L.B. Foster the identity of the party making the superior offer.
     43. In addition, the Merger Agreement provides that a termination fee of $3,373,000 million must be paid to L.B. Foster if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     44. Ultimately, the preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of L.B. Foster’s inadequate offer price.
     45. Portec has also granted L.B. Foster a “top-up” option to bring L.B. Foster’s ownership of the Company’s stock up to one share more than 90%.
     46. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty
(Against All Individual Defendants)
     47. Plaintiffs repeat all previous allegations as if set forth in full herein.

     48. As Directors of Portec, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.
     49. As discussed herein, the Individual Defendants have breached their fiduciary duties to Portec shareholders by failing to engage in an honest and fair sale process.
     50. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Portec’s assets.
     51. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     52. Plaintiffs and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against Portec and L.B. Foster)
     53. Plaintiffs repeat all previous allegations as if set forth in full herein.
     54. As alleged in more detail above, Portec and L.B. Foster are well aware that the Individual Defendants have breached their fiduciary duties. Defendants Portec and L.B. Foster aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     55. As a result, Plaintiffs and the Class members are being harmed.
     56. Plaintiffs and the Class have no adequate remedy at law.

     WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiffs as Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.
     The amount in controversy is in excess of the jurisdiction of the Board of Arbitrators.

Dated: March 2, 2010	Respectfully submitted,
LAW OFFICE OF ALFRED G. YATES, JR., P.C.

/s/ ALFRED G. YATES, JR.

Alfred G. Yates, Jr. (PA I.D. No. 17419)

Gerald L. Rutledge (PA I.D. No. 62027)
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219
Tel.: (412)391-5164
Fax. (412) 471-1033
FINKELSTEIN THOMPSON LLP
Donald J. Enright
Elizabeth K. Tripodi
1050 30th Street, NW
Washington, D.C. 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

VERIFICATION
     I, Scott Phillips, the undersigned, certify and declare that I have read the foregoing complaint and know its contents. I am a party to this action. The matters stated in the document described above are true to my own knowledge and belief except as to those matters stated on information and belief, and as to those matters I believe them to be true. I hereby declare under penalty of perjury that the foregoing is true and correct.

DATE: 3/1/10	/s/ SCOTT PHILLIPS Scott Phillips